EXHIBIT 3.1

                                   Amendments
                                     to the
                          Amended and Restated By-Laws
                                       of
                                 Six Flags, Inc.

      "Section 4.1. The property and business of the Company shall be managed by its Board of Directors, consisting of thirteen (13) directors or such other number of directors as may be fixed from time to time by resolution of the entire Board."

      "Section 6.1. For his services as director of the Company, each director, other than officers and employees of the Company, may receive such compensation per annum as shall be determined from time to time by the Board, plus an amount for each regular or special meeting of the Board. Chairmen of the Board's committees and the Lead Independent Director may receive an additional fee. Directors who would otherwise not be present in the city where the meetings of the Board, or committee of the Board, are held may be allowed such reasonable traveling expenses as are incurred by them in connection with attending any such meeting."